Exhibit 99.1

Cardiome Announces Commercial Launch of XYDALBA™ (dalbavancin) in Germany

NASDAQ: CRME  TSX: COM

VANCOUVER, Dec. 20, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced that it has initiated the commercial launch of XYDALBA™ (dalbavancin hydrochloride) in Germany ahead of the expected 2017 launch, and that it has made its first sales of the drug to German hospitals. XYDALBA is approved by the European Medicines Agency for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults. It is administered as either a single, 30-minute intravenous infusion of 1500 mg, or as two infusions, 1000 mg followed one week later by 500 mg.

"We are pleased to continue the roll-out, especially in the German market, of XYDALBA beyond the previously announced launch in the UK," said Hugues Sachot, Cardiome's Senior VP Commercial commenting on the XYDALBA launch in Germany. "In support of a strong launch in Germany, we've expanded our regional team with key account managers (KAMs) and a medical science liaison focused exclusively on XYDALBA. Germany has traditionally been a strong market for antibiotics and we are committed to making XYDALBA available to all of our customers here. We expect to follow up the commercialization of XYDALBA in the UK and German markets with launches in additional European countries during the first half of 2017."

"We are excited that XYDALBA is now available to our German customers who will have the flexibility to choose how XYDALBA is dosed in treating ABSSSI patients," said Dr. Kiran Bhirangi, Cardiome's Head of Medical Affairs. "We will work closely with our customers to ensure that they and their patients fully recognize the benefits offered by XYDALBA as shown in the DISCOVER1 trials."

According to Datamonitor, the diagnosed incidence of ABSSSI was ~216,000 patients in 2012 and is expected to grow to over 300,000 by 2030.2 The German ABSSSI hospital market is valued at ~$123M.3

References:

1.	Boucher HW, Wilcox M, Talbot GH, Puttagunta S, Das AF, Dunne MW. Once-weekly dalbavancin versus daily conventional therapy for skin infection. N Engl J Med. 2014;370(23):2169-2179.
2.	Datamonitor Healthcare. Skin and Skin Structure Infections: Epidemiology. November 2013.
3.	IMS Midas, 2015.

About XYDALBATM
XYDALBA (dalbavancin) for injection is a second-generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XYDALBA is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. XYDALBA can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. XYDALBA demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Business Development and Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 20-DEC-16